

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 1, 2009

Mr. John W. Prosser, Jr.
Chief Financial Officer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **RE:** **Form 10-K for the fiscal year ended September 30, 2008**
> **Forms 10-Q for the periods ended December 31, 2008 and March 31, 2009**
> **File No. 1-7463**

Dear Mr. Prosser:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief